March 11, 2020

Jennifer L. Hamann
Executive Vice President and Chief Financial Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, NE 68179

       Re: Union Pacific Corporation
           Registration Statement on Form S-4
           Filed March 3, 2020
           File No. 333-236860

Dear Ms. Hamann:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    James M. Audette